April 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Ada Sarmento and Ms. Celeste Murphy

Re:	Ritter Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed March 27, 2020
File No. 333-236235

Dear Ms. Sarmento and Ms. Murphy:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 2, 2020 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Amended Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Securities and Exchange Commission

April 6, 2020

Amendment No. 2 to Registration Statement on Form S-4

Qualigen Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 193

1.	In response to prior comment 16 you set forth that rental revenue is zero for the fiscal 2020 interim period, and in your MD&A you state that operating revenues are primarily generated from sales of diagnostic tests. Please clarify your disclosure to explain the reason why instruments are a small portion of your revenues, including the reason why rental revenue has declined to zero. Clearly identify the trends reflected in these changes and the extent to which you expect these trends to continue.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added additional disclosure to page 194 of the Amended Registration Statement to address this comment.

Annual Financial Statements of Qualigen, Inc.

Notes to Financial Statements

General, page F-42

2.	We note your response to prior comment 13 and your conclusion that you operate in only one business segment. Please note, however, that ASC 280-10-50-40 through 50-42 applies to entities that have a single reportable segment, as set forth in ASC 280-10-50-38. Please provide the required disclosures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the required disclosures have been included in the notes to Qualigen, Inc.’s financial statements included in the Amended Registration Statement on page F-51, footnote 16.

Securities and Exchange Commission

April 6, 2020

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0216.

Sincerely,

/s/ Wendy Grasso
Wendy Grasso

cc: Andrew J. Ritter, CEO of Ritter Pharmaceuticals, Inc.